

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

March 16, 2009

Robert J. Olson
Chairman of the Board, Chief Executive Officer and President
Winnebago Industries, Inc.
P.O. Box 152
Forest City, Iowa 50436

> **Re:** **Winnebago Industries**
> **Form 10-K for Fiscal Year Ended August 30, 2008**
> **Filed: October 29, 2008**
> **File No. 001-06403**

Dear Mr. Olson:

        We have reviewed the responses by Sarah N. Nielsen to the comments in the letter sent by Lyn Shenk dated February 13, 2009 and have the following comments in response.

Schedule 14A

Competitive Benchmarking, page 19

1. We note your response to prior comment 7. While you have indicated that you did not benchmark to the General Consultant Database, the Consultant Industry Group, or the Proxy Industry Group (the "Group Databases") in Fiscal 2008, your disclosure in the spillover paragraph on pages 19-20 suggests that benchmark data from 2007 was carried forward to 2008. Specifically, you state that in Fiscal 2008 you "supplemented the 2007 Compensation Analysis" with additional publicly available executive compensation data. Please note that to the extent that you rely on benchmark information from prior years, you must continue to disclose the identities of the benchmark companies in your filings. Please confirm that you will comply with this comment in future filings.

2. Further, it remains unclear whether you benchmarked against the publicly available data that you used to supplement the 2007 Compensation Analysis. Please tell us whether you benchmarked against this supplemental information. In addition, please confirm that you will disclose the identity of all benchmark

companies in future filings, including those used to supplement information carried forward from prior years.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Attorney-Advisor